As Filed with the Securities and Exchange Commission on November 12, 2004.
                                                           Registration No. 333-
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                               -------------------

                            CHITALY HOLDINGS LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                                 CAYMAN ISLANDS
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
               (Address, including zip code, and telephone number,
       including area code, of depositary's principal executive offices)

                              --------------------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

         It is proposed that this filing become effective under Rule 466

                           |X| immediately upon filing

                             |_| on (Date) at (Time)

             If a separate statement has been filed to register the
                 deposited shares, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

=================================================================================================================================
                                                               Amount         Proposed maximum   Proposed maximum      Amount of
                 Title of each class of                        to be          Aggregate price        aggregate       registration
              Securities to be registered                    registered         per unit (1)     offering price (1)       fee
---------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American             10,000,000            $.05               $500,000          $63.35
Depositary Receipts, each American Depositary Share           American
evidencing ten (10) ordinary shares of Chitaly Holdings      Depositary
Limited                                                        Shares
=================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

--------------------------------------------------------------------------------

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

                                                            Location in Form of
                                                            American Depositary Receipt
         Item Number and Caption                            Filed Herewith as Prospectus
         -----------------------                            ----------------------------
(1)      Name and address of Depositary                     Introductory Paragraph

(2)      Title of American Depositary Receipts and
         identity of deposited securities                   Face of American Depositary Receipt, top center

         Terms of Deposit:

         (i)      The amount of deposited securities        Face of American Depositary Receipt - upper right
                  represented by one unit of American       corner
                  Depositary Shares

         (ii)     The procedure for voting, if any, the     Paragraphs (15) and (16)
                  deposited securities

         (iii)    The collection and distribution of        Paragraphs (12), (14) and (15)
                  dividends

         (iv)     The transmission of notices, reports      Paragraphs (11), (15) and (16)
                  and proxy soliciting material

         (v)      The sale or exercise of rights            Paragraph (13)

         (vi)     The deposit or sale of securities         Paragraphs (12) and (17)
                  resulting from dividends, splits or
                  plans of reorganization

         (vii)    Amendment, extension or termination of    Paragraphs (20) and (21)
                  the Deposit Agreement

         (viii)   Rights of holders of receipts to          Paragraph (11)
                  inspect the transfer books of the
                  Depositary and the list of holders of
                  receipts

         (ix)     Restrictions upon the right to deposit    Paragraphs (2), (3), (4), (5), (6) and (8)
                  or withdraw the underlying securities

                                                            Location in Form of
                                                            American Depositary Receipt
         Item Number and Caption                            Filed Herewith as Prospectus
         -----------------------                            ----------------------------
         (x)      Limitation upon the liability of the      Paragraphs (13) and (18)
                  Depositary

(3)      Fees and Charges                                   Paragraph (7)

Item 2. Available Information

                                                            Location in Form of
                                                            American Depositary Receipt
         Item Number and Caption                            Filed Herewith as Prospectus
         -----------------------                            ----------------------------
2(a)     Statement that Chitaly Holdings Limited            Paragraph (11)
         furnishes the Commission with certain public
         reports and documents required by foreign law or
         otherwise under Rule 12g3-2(b) under the
         Securities Exchange Act of 1934 and that such
         reports and documents can be inspected by
         holders of American Depositary Receipts and
         copied at public reference facilities maintained
         by the Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of [Date], among Chitaly Holdings Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5) Certification under Rule 466.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of _______________________, 2004, among Chitaly Holdings Limited, The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on November 12, 2004.

                                             By: THE BANK OF NEW YORK,
                                                 as Depositary

                                             By: \s\ Andrew J. Zelter
                                                 -------------------------------
                                                 Name: Andrew J. Zelter
                                                 Title: Managing Director

      Pursuant to the requirements of the Securities Act of 1933, Chitaly Holdings Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Hong Kong on November 12, 2004.

                                             CHITALY HOLDINGS LIMITED

                                             By: \s\ TSE Kam Pang
                                                 -------------------------------
                                                 Name: TSE Kam Pang
                                                 Title: Chairman

      Each of the undersigned hereby constitutes and appoints TSE Kam Pang and WONG Kit Wai his true and lawful attorneys-in-fact, each with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on November 12, 2004

Name                             Title

\s\ TSE Kam Pang                 (Principal Executive Officer and Chairman)
--------------------------
TSE Kam Pang

\s\ WONG Kit Wai                 (Principal Financial and Accounting Officer)
--------------------------
WONG Kit Wai

\s\ LAM Toi                      (Deputy Chairman and Director)
--------------------------
LAM Toi

\s\ LAM Ning, Joanna             (Director)
--------------------------
LAM Ning, Joanna

__________________________       (Independent non-executive Director)
TSAI Kwang Yung, Peter

__________________________       (Independent non-executive Director)
MA Ming Fai, Gary

\s\ Donald J. Puglisi            Authorized Representative in the United States
--------------------------
Donald J. Puglisi
Managing Director
Puglisi & Associates

                                INDEX TO EXHIBITS

Exhibit
Number
-------
(1) Form of Deposit Agreement, dated as of [Date], among the Issuer, the Depositary and each Owner and Beneficial Owner from time to time of ADRs issued thereunder.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5)          Certification under Rule 466.